

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2016

Andrew Hulsh
Pepper Hamilton LLP
1440 New York Avenue, N.W.
New York, NY 10018

>   **Re: RiceBran Technologies**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed June 1, 2016 by LF-RB Management, LLC, et al.**
>
>   **Soliciting materials filed pursuant to Exchange Act Rule 14a-12**
>   **Filed June 6, 2016 by LF-RB Management, LLC, et al.**
>   **File No. 1-36245**

Dear Mr. Hulsh:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filings or by providing the requested information. If you do not believe our comments apply to the participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the proxy materials unless otherwise indicated.

Preliminary Proxy Statement

General

1. Please revise to disclose on the first page of the proxy statement the approximate date on which the proxy statement and form of proxy are first sent to security holders. Refer to Item 1(b) of Schedule 14A.

Background of the Solicitation, page 8

2. Please disclose approximate dates and identify the members of the LF-RB Group and company's management that engaged in past discussions. Please also provide a brief overview of the business matters discussed and proposed recommendations, if any.

Reasons for the Solicitation, page 10

3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

   - "Many of the members of the LF-RB Group are long-term shareholders of the Company."
   - "…based on our interactions with the Board, and what we believe to be an unacceptable approach towards governance and strategy, we do not believe the current members of the Board are acting in the best interest of all shareholders, or that they have the experience or ability to turn around the Company."
   - "We believe the Board is misaligned, entrenched and lacks a shareholder-focused mindset."

The LF-RB Nominees, page 14

4. We note the statement on page 17 that, "in the event that [LF-RB nominees] are unable to serve or, for good cause, will not serve, the shares represented by the enclosed GOLD proxy card will be voted for a substitute nominees, to the extent this is not prohibited under the Company's Amended and Restated Bylaws or applicable law." Please confirm for us that should the participants nominate substitute nominees before the meeting, they will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Form of Proxy, page 26

5. Please revise the presentation of the boxes under Proposal No. 1 to conform to the requirements of Exchange Act Rule 14a-4(b). If you choose to retain the same column headings, you should only provide one row of boxes to check. If you choose to provide a row of boxes per nominee, you should revise the column headings to eliminate the reference to voting for "all nominees" or withholding authority to vote for "all nominees," delete the third column "For All Nominees Except" and also delete the Note at the bottom of the Proposal No. 1.

6. Revise Proposals 2 and 3 to provide shareholders with an option to vote for, against or abstain. Refer to Exchange Act Rule 14a-4(b)(1).

Soliciting materials filed pursuant to Exchange Act Rule 14a-12 dated June 6, 2016

7. We note that on June 3, 2016, the LF-RB Group filed a press release as Exhibit 99.5 to Amendment No. 2 to Schedule 13D. We further note that on June 6, 2016, the LF-RB Group filed this press release as soliciting materials under the cover of Schedule 14A pursuant to Rule 14a-12. Please confirm your understanding that all soliciting materials used prior to furnishing a proxy statement must be filed no later than on the date of first use, according to Rule 14a-12(b).

8. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

   - "The shareholders of RiceBran are entitled to long and overdue changes to the Board."
   - "…the Board has failed to seriously address our concerns…"
   - "We believe the current Board is entrenched and that its interests are not properly aligned with the interests of the Company's shareholders."
   - "The current Board has approved several rounds of financing of more than $30 million in the aggregate…the allocation of that capital has yet to translate into improved shareholder value."
   - "Due to this Board's governance failures and the Company's lack of value creation…"

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information that the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing person is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from each of the filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Andrew Hulsh, Esq.
Pepper Hamilton LLP
June 8, 2016
Page 4

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Justin A. Kisner, Staff Attorney, at (202) 551-3788, or me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions